PUMA®

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM
PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

RECEIVED
2004 NOV -5 A 10:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

02.11.2004

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

[redacted]
04045905

Dear Sirs,

Please find attached the financial results for the 3rd Quarter and First Nine Months 2004 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

NOV 09 2004

Encls.

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

puma.com

PUMA AG RUDOLF DASSLER SPORT
WÜRZBURGER STRASSE 13
D-91074 HERZOGENAURACH
TEL. +49 9132 81 0
FAX +49 9132 81 22 46

VORSITZENDER DES AUFSICHTSRATS/
CHAIRMAN OF THE SUPERVISORY BOARD:
WERNER HOFER
SITZ DER GESELLSCHAFT/REGISTERED OFFICE:
HERZOGENAURACH
HANDELS-/COMMERCIAL REGISTER:
FÜRTH HR B 3175

VORSTAND/BOARD OF MANAGEMENT:
JOCHEN ZEITZ, CHAIRMAN
MARTIN GÄNSLER
ULRICH HEYD

For immediate release

	MEDIA CONTACT:	INVESTOR CONTACT:
U.S.A.:	Lisa Beachy, Tel. +1 617 488 2945	
Europe:	Ulf Santjer, Tel. +49 9132 81 2489	Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, October 29, 2004 – PUMA AG announces its consolidated financial results for the 3rd Quarter and First Nine Month of 2004

Financial Highlights:

- PUMA reports strongest quarter in history.
- Consolidated sales grow almost 17% in Q3 and 23% ytd. (currency neutral).
- Highest gross profit margin ever achieved in a quarter.
- EBIT margin sustains a high level: 27% in Q3 and 25% ytd.
- Earnings per share up 22% to €5.30 and 41% to €13.75 respectively.

Outlook:

- Management anticipates new records across the board in FY2004, and upgrades earnings expectations: Sales growth of around 20% and earnings growth between 35% and 40% now anticipated.
- 35th consecutive quarter of order growth
- Future orders are up by 19% currency adjusted.

Sales and earnings review

Strong sales performance

Third Quarter showed another outstanding performance with growth in consolidated sales of 16.5% on a currency-neutral basis or by 14.6% to €461 million in Euro currency. Like for like, Footwear sales grew by 13.9% (in Euro terms 12.4%) to €301 million, Apparel increased 19.3% (17.6%) to €130 million and Accessories were up 27.1% (25.1%) to €31 million.

Currency neutral sales for the first nine months jumped by 22.5%. In Euro terms, sales were up 20.1% to €1,257 million, nearly reaching full year sales of FY2003. Footwear sales grew by 18.1% (in Euro terms 16.2%) to €836 million, Apparel by 28.5% (26.6%) to €339 million and Accessories recognized the strongest growth of 39.8% (38.6%) reaching €82 million.

Branded sales growth in line with consolidated sales
PUMA's global branded sales, which include consolidated and licensee sales, totaled €590 million during Q3, a like-for-like increase of 17.2% (in Euro terms 15.2%) over last year. Licensed sales contributed with an increase of 19.7% (17.3%) to global sales.

During the first nine months, branded sales grew by 20.9% currency neutral or by 18.9% to €1,604 million. Footwear sales rose by 15.4% (in Euro terms 13.4%) to €922 million, Apparel by 27.7% (25.7%) to €556 million and Accessories by 36% (34%) to €126 million. Sales from licensees were up by 15.3% or 14.5% respectively.

Further improvement in gross profit margin
The gross profit margin once again reached a new high in Q3 of 52.8%, compared to 50.4% in last year's third quarter. This reflects an increase of 240 basis points year over year, resulting from a favorable product mix as well as the strong Euro. All product categories as well as all regions contributed to this strong result.

The accumulated gross profit margin increased 300 basis points from 48.9% to 51.9%. The Footwear margin climbed from 49.7% to 53.2%, Apparel from 47.2% to 49.3% and Accessories from 47.1% to 48.7%.

SG&A expenses
Total SG&A expenses increased in Q3 from €104 million to €127 million. In the first nine months, expenses totaled €355 million versus €300 million last year, which reflects a decline from 28.7% to 28.3% as a percentage of sales.

Marketing/Retail expenditures for the first nine months were up 22.8% to €157 million or 12.5% of sales compared to €128 million or 12.2% in the previous year. Expenses for product development and design increased by 17.7% to €27 million and account for 2.1% on sales versus 2.2% last year. Other selling, general and administrative expenses declined from 14.3% to 13.6% on sales and totaled €171 million versus €149 million.

High profitability continues
EBIT increased by 17.9% to €122 million in Q3 and jumped by strong 36.7% to €316 million in the first nine months, resulting in an EBIT margin improvement from 25.8% to 26.5% and from 22.1% to 25.1% respectively. Due to a strong financial result of €1.7 million (last year €0.1 million) in Q3 and €3.4 million (last year €0,2 million) after nine months, the pre-tax profit climbed by 19.5% to €124 million and by 38.1% to €319 million year-to-date. The average tax rate was reduced, due to a favorable profit allocation. Therefore, net earnings rose by 23.2% to €85 million in Q3 and by an outstanding 42.2% to €220 million in the first nine months. Net return on sales reached 18.4% and 17.5% respectively.

Strongest EPS in a quarter
The company reported its strongest earnings per share in a quarter as EPS jumped by 22.4% from €4.33 to €5.30. Year-to-date, earnings per share rose by 41% from €9.75 to €13.75. Diluted earnings per share were calculated at €13.44 compared with €9.61 last year.

PUMA

Balance sheet review

Very strong financial position
Total assets climbed from €771 million to €963 million as of Sep 30, 2004, which reflects an increase of 25% versus last year. Despite the strong increase, the equity ratio further improved from 51.3% to 57.1%. As total cash increased from €180 million to €321 million and bank debt decreased from €18 million to €10 million, the net cash position reached €311 million versus €162 million as of September last year, resulting in a very strong financial position.

Inventories increased by only 12.4% to €183 million and receivables by 6.7% to €286 million. Taking into account the current liabilities, net working capital increased by only 9.4% to €197 million.

Strongest free cash flow ever
The high free cash flow reflects the strong cash oriented management. During the first nine months, free cash almost doubled from €101 million to €196 million. This marked a free cash flow of more than 15% on sales and exceeded management expectations to date.

Share buy back

Due to the active share buy back program, PUMA added another 40,000 shares to the treasury stocks during Q3. At the end of September 2004, PUMA held 3.4% of the total stock, or 565,000 shares, for a total investment of €92 million.

Regional development

Remarkable development in all regions
From a regional perspective sales in **Europe** were up by 11.1% to €314 million during the 3rd quarter and by 18.5% to €859 million for the first nine months, representing 68.3% of consolidated sales. Year-to-date, the strongest growth was achieved in the Apparel segment, with 28.5%. Footwear and Accessories also contributed with excellent double-digit growth rates of 14.8% or 15.1% respectively. The overall gross profit margin improved from 52.3% to 54.5%. Orders on hand remained high, totalling €500 million at the end of September, which translates to an increase of 12% versus last year's level.

The **Americas** reported acceleration in currency neutral sales in Q3 of 26.8% versus 22.6% during the first nine months. In Euro currency, sales increased by 17.9% to €84 million and by 12.2% to €228 million respectively. The total region accounts for 18.2% of group sales. On a US Dollar basis all product segments contributed with a significant increase: Footwear up 19.2%, Apparel up 27.1% and Accessories up 66.4%. The gross profit margin further improved and reached 46.8% compared with 44.1% last year. Future orders also accelerated versus end of June and like-for-like orders are now up by a strong 45.9%. In Euro terms, orders increased by 32.5% to €130 million.

Asia/Pacific region reported sales of €48 million in Q3 compared to €42 million last year. For the first nine months, sales increased by 40.6% to €134 million, or by 16.9% excluding the effect from the first time consolidation of the Japan subsidiary. The region contributes now 10.7% to Group sales. All product segments achieved strong growth rates: Accessories increased 88.1%, Footwear 34.9% and Apparel 20.6%. The gross profit margin jumped from 46.1% to 48.6%. The order book stands at €95 million which is an increase of 15.5% compared to last year.

In the **Africa/Middle East** region consolidated sales improved by 110.7% to €15 million in Q3 and rose in the first nine months by 57.9% to €36 million. Overall, the region contributed 2.8% to consolidated sales. All product segments reported significant growth: Accessories 96.3%, Apparel 88% and Footwear 48.9%. The gross profit margin improved from 26.4% to 32.6%, and future orders were up by 72.4% to €31 million.

Future orders

Future orders up by 19%

Total future orders at the end of the quarter increased by a favorable 19% on a currency neutral basis. In Euro terms, total orders were up by 17.2% to €757 million, which is the 35th consecutive quarter of order growth. The order volume is comprised mainly of deliveries scheduled for the next 2 quarters.

Currency neutral Footwear orders were up by 18.2% (in Euro terms16.3%) to €540 million. Accessories continued to show the strongest growth adding 51.3% (50.1%) to last year's order book, which now total €42 million. Apparel orders increased by 15.3% (13.8%) to €174 million.

Outlook

Management anticipates new records across the board and upgrades earnings expectations

As a result of the Group's performance during the first nine months, management confirms top-line growth expectations of around 20% for FY 2004, and increases gross profit margin guidance provided earlier this year (between 50% and 51%) to above 51%. Total SG&A is expected at around 29% of sales, or slightly above. This should lead to an operating margin clearly above 20%. Net earnings for the full year are now expected to grow between 35% and 40%, which would reflect a further increase versus the previous estimate of above 30%. For the sixth consecutive year, earnings growth should once again outpace company's growth in sales.

Jochen Zeitz, CEO: "Once again, we can be nothing but pleased with our overall financial performance. In both mature and developing markets we continued to achieve significant growth in top and bottom lines. Additionally, we expect a strong finish in the 4th quarter which should enable us to once again achieve new records across the board in the full year."

###

Income Statements

	Q3/2004 € Mio.	Q3/2003 € Mio.	Devi-ation	1-9/2004 € Mio.	1-9/2003 € Mio.	Devi-ation
Net sales	**460,9**	**402,3**	14,6%	**1.257,0**	**1.046,3**	20,1%
Cost of sales	-217,8	-199,4	9,2%	-604,9	-534,5	13,2%
Gross profit	**243,2**	**202,9**	19,9%	**652,1**	**511,8**	27,4%
- in % of net sales	52,8%	50,4%		51,9%	48,9%	
Royalty and commission income	11,2	8,9	26,1%	33,1	30,2	9,7%
	254,4	211,8	20,1%	685,2	541,9	26,4%
Selling, general and administrative expenses	-126,8	-104,3	21,6%	-355,5	-300,3	18,4%
EBITDA	**127,6**	**107,5**	18,6%	**329,7**	**241,6**	36,5%
Depreciation and amortisation	-5,2	-3,8	38,8%	-13,8	-10,6	30,3%
EBIT	**122,4**	**103,8**	17,9%	**316,0**	**231,1**	36,7%
- in % of net sales	26,5%	25,8%		25,1%	22,1%	
Interest result	1,7	0,1		3,4	0,2	
EBT	**124,0**	**103,8**	19,5%	**319,4**	**231,3**	38,1%
- in % of net sales	26,9%	25,8%		25,4%	22,1%	
Income taxes	-38,2	-34,4	10,8%	-97,7	-75,9	28,8%
- Tax ratio	30,8%	33,2%		30,6%	32,8%	
Minorities	-0,9	-0,4	125,8%	-1,5	-0,7	127,8%
Net earnings after minorities	**85,0**	**69,0**	23,2%	**220,2**	**154,8**	42,2%
Net earnings per share (€)	**5,30**	**4,33**	22,4%	**13,75**	**9,75**	41,0%
Net earnings per share (€) - diluted	**5,21**	**4,33**	20,3%	**13,44**	**9,61**	39,9%
Weighted average shares outstanding				16,010	15,872	0,9%
Weighted average shares outstanding - diluted				16,383	16,102	1,7%

Balance Sheet

	Sept. '04 € Mio.	Sept. '03 € Mio.	Devi-ation	Dec. '03 € Mio.
ASSETS				
Cash	320,8	180,4	77,9%	190,6
Inventories	182,6	162,4	12,4%	196,2
Receivables and other current assets	313,1	293,3	6,8%	177,5
Total current assets	**816,6**	**636,1**	28,4%	**564,3**
Deferred income taxes	**35,7**	**35,1**	1,9%	**36,5**
Property and equipment, net	**79,1**	**62,7**	26,1%	**66,5**
Goodwill and other long-term assets	**31,8**	**36,8**	-13,6%	**32,9**
	963,2	**770,7**	25,0%	**700,1**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Short-term bank borrowings	10,3	18,3	-43,4%	16,8
Accounts payable	155,0	142,5	8,8%	132,6
Other current liabilities	80,8	68,8	17,5%	69,0
Total liabilities	**246,2**	**229,5**	7,2%	**218,5**
Pension accruals	**18,8**	**18,7**	0,4%	**18,5**
Tax accruals	**65,9**	**53,6**	22,8%	**27,1**
Other accruals	**76,4**	**71,5**	6,9%	**49,0**
Long-term liabilities interest bearing	**0,0**	**0,1**	-26,0%	**0,0**
Deferred income taxes	**3,2**	**0,0**		**3,2**
Minority interest	**2,4**	**1,5**	54,3%	**0,8**
Total shareholders' equity	**550,3**	**395,7**	39,1%	**383,0**
	963,2	**770,7**	25,0%	**700,1**

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Cash flow Statement

	1-9/2004 € Mio.	1-9/2003 € Mio.	Deviation
Earnings before taxes on income	319,4	231,3	38,1%
Depreciation	13,8	10,6	30,3%
Other non cash effected expenses and income	-2,3	7,3	
Cash flow - gross	330,9	249,2	32,8%
Change in net assets	-56,1	-66,9	-16,1%
Taxes, interests and other payments	-58,1	-58,7	-1,1%
Cash flow from operating activities	216,7	123,6	75,3%
Payments for acquisitions	0,0	-30,3	
Purchase of property and equipment	-27,2	-19,8	37,8%
Interest received and others	6,6	-2,7	-340,3%
Cash flow from investing activities	-20,6	-52,9	61,0%
Free cash flow before acquisitions	196,0	101,1	93,9%
Capital increase	21,5	8,1	164,6%
Dividend payments	-11,2	-8,7	28,0%
Purchase of own shares	-71,3	0,0	
Other changes	-4,9	0,1	
Cash flow from financing activities	-65,9	-0,5	
Effect on exchange rates on cash	0,1	-3,5	
Change in cash and cash equivalents	130,3	66,8	-95,0%
Cash and cash equivalents at beginning of financial year	190,6	113,6	67,8%
Cash and cash equivalents end of the period	320,8	180,4	77,9%

Segment Data

	Sales		Gross profit		Sales		Gross profit	
	Q3/2004	Q3/2003	Q3/2004	Q3/2003	1-9/2004	1-9/2003	1-9/2004	1-9/2003
	by head office location of customer				by head office location of customer			
Breakdown by regions	€ Mio.	€ Mio.	%	%	€ Mio.	€ Mio.	%	%
Europe	313,5	282,2	55,5%	52,7%	859,1	725,0	54,5%	52,3%
America	83,9	71,1	47,2%	45,2%	228,4	203,6	46,8%	44,1%
Asia/Pacific Rim	48,0	41,6	50,2%	48,9%	133,9	95,2	48,6%	46,1%
Africa/Middle East	15,5	7,3	35,7%	31,2%	35,5	22,5	32,6%	26,4%
	460,9	402,3	52,8%	50,4%	1.257,0	1.046,3	51,9%	48,9%

	Sales		Gross profit		Sales		Gross profit	
	Q3/2004	Q3/2003	Q3/2004	Q3/2003	1-9/2004	1-9/2003	1-9/2004	1-9/2003
Breakdown by product segments	€ Mio.	€ Mio.	%	%	€ Mio.	€ Mio.	%	%
Footwear	300,6	267,5	54,0%	51,5%	835,6	718,9	53,2%	49,7%
Apparel	129,6	110,2	50,2%	48,1%	339,4	268,2	49,3%	47,2%
Accessories	30,7	24,5	51,6%	49,2%	82,0	59,2	48,7%	47,1%
	460,9	402,3	52,8%	50,4%	1.257,0	1.046,3	51,9%	48,9%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.